FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December, 2008

Commission File Number 001-15266

BANK OF CHILE
(Translation of registrant's name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F___X___ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is an English translation of the consolidated financial statements submitted to the Superintendency of Banks and Financial Institutions and published by Banco de Chile in its website on December 17, 2008, for the month ended November 30, 2008.

BANCO DE CHILE AND SUBSIDIARIES

___________

CONSOLIDATED FINANCIAL STATEMENTS
As of November 30, 2008

BANCO DE CHILE AND SUBSIDIARIES
____________

CONTENTS

I. Consolidated Financial Statement
II. Consolidated Statement of Income

_______________

MM$ = Millions of Chilean pesos

BANCO DE CHILE AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENT
As of November, 30 2008

______________

ASSETS	MM$

Cash and due from banks	877,554
Transactions in the course of collection	433,095
Trading securities	722,255
Securities purchased under agreements to resell	59,813
Derivative instruments	1,181,789
Loans and advance to banks	355,287
Loans and accounts receivables to customers	13,695,445
Available for sale instruments	949,633
Held to maturity instruments	—
Investments in other affiliates	12,162
Intangible assets	33,577
Fixed assets	205,041
Deferred tax assets	61,713
Other assets	160,769

TOTAL ASSETS	18,748,133

BANCO DE CHILE AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENT
As of November, 30 2008

______________

LIABILITIES	MM$

Current accounts and demand deposits	2,955,036
Transactions in the course of payment	283,854
Securities sold under agreements to repurchase	432,537
Saving accounts and time deposits	8,824,323
Derivative instruments	1,082,619
Borrowings from financial institutions	1,559,559
Debt issued	1,851,756
Other financial obligations	59,630
Current tax liabilities	8,631
Deferred tax liabilities	21,068
Provisions	277,708
Other liabilities	95,108

TOTAL LIABILITIES	17,451,829

EQUITY

Attributable to equity holders of the parent:
Capital	1,016,335
Reserves	210,591
Other accounts	(16,289)
Retained earnings:
Retained earnings from previous periods	7,354
Income for the period	261,013
Less:
Provisions for minimum dividends	(182,709)

1,296,295
Minority interest	9

TOTAL EQUITY	1,296,304

TOTAL LIABILITIES AND EQUITY	18,748,133

BANCO DE CHILE AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME
As of November, 30 2008

______________

MM$
Interest revenue	1,534,242
Interest expense	(823,412)

Net interest revenue	710,830

Income from fees and commission	251,002
Expenses from fees and commission	(54,218)

Net fees and commission	196,784

Gains (losses) from trading and brokerage activities	393,777
Foreign exchange transactions, net	(355,466)
Other operating income	71,611

TOTAL OPERATING REVENUE	1,017,536

Provision for loan losses	(118,199)

NET OPERATING REVENUE	899,337

Staff expenses	(284,596)
Administrative expenses	(160,330)
Depreciation and amortization	(31,810)
Impairments	—
Other operational expenses	(49,993)

TOTAL OPERATING EXPENSES	(526,729)

OPERATING INCOME	372,608

Income attributable to affiliates	3,628
Loss from price-level restatements	(79,594)

Income before income taxes	296,642
Income taxes	(35,631)

Income from continuous operations	261,011
Income from discontinued operations	—

INCOME FOR THE PERIOD	261,011

Attributable to:
Equity holders of the parent	261,013
Minority interest	(2)

Héctor Hernández G.	Fernando Cañas B.
Accounting Manager	Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 17, 2008

Banco de Chile

/S/ Fernando Cañas B.
By:	Fernando Cañas Berkowitz President and CEO